EXHIBIT 99.1

Dear Sirs,

This is my formal notification that I am resigning for Pollex Inc. as Chief Operating Officer and Director effective October 13, 2010 will be my last day of employment.

I appreciate the opportunities I have been given here, and wish you much success in the future.

Sincerely,

/s/ Doo Ho Choi
Doo Ho Choi